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SEC FILE NUMBER
001-34584
CUSIP NUMBER
41150R102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

PART I — REGISTRANT INFORMATION

Harbor Diversified, Inc.

Full Name of Registrant

Former Name if Applicable

W6390 Challenger Drive, Suite 203

Address of Principal Executive Office (Street and Number)

Appleton, WI 54914-9120

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This Form 12b-25 (Notification of Late Filing) is being filed by Harbor Diversified, Inc. (the “Company”) to seek an extension of the filing deadline for its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company has determined that it is unable to file the Form 10-K by the prescribed due date without unreasonable effort or expense.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2024 (the “Current Report”), on March 26, 2024, the audit committee (the “Audit Committee”) of the board of directors of the Company concluded, after considering the recommendations of management, that the Company’s previously issued (i) consolidated financial statements and related disclosures contained in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2022, (ii) interim consolidated financial statements and related disclosures contained in the Company’s Quarterly Reports on Form 10-Q as of and for the first three quarters of the year ended December 31, 2022, and (iii) interim consolidated financial statements and related disclosures contained in the Company’s Quarterly Reports on Form 10-Q as of and for the first three quarters of the year ended December 31, 2023 (collectively, the “Non-Reliance Periods”) should no longer be relied upon due to misstatements contained in such financial statements, and that such financial statements should be restated. The information provided in Item 4.02 of the Current Report is incorporated herein by reference.

The Company expects cumulative revenue for the Non-Reliance Periods to change by approximately $52.3 million, which will be partially offset by changes to the provision for income taxes in 2022, and an income tax benefit in 2023 on the statements of operations included in the consolidated financial statements. In addition, the balance sheets included in the consolidated financial statements will change to remove certain contract receivables, as well as take into account the related changes to the income tax provision/benefit. However, this description is preliminary and subject to change in connection with the Company’s ongoing review and completion of the restatements of the Company’s consolidated financial statements for the Non-Reliance Periods.

The Company intends to restate the consolidated financial statements for each of the Non-Reliance Periods within the Form 10-K. While the Company intends to file the Form 10-K as soon as practicable, it does not expect to file the Form 10-K within the 15-day extension period provided under Rule 12b-25 under the Exchange Act.

Company management continues to assess its internal control over financial reporting and disclosure controls and procedures in light of its determination to restate the consolidated financial statements. The Company will report a material weakness in internal control over financial reporting in the Form 10-K. Because of the weakness, Company management will also conclude that it did not maintain effective internal control over financial reporting and disclosure controls and procedures for the Non-Reliance Periods. Company management, at the direction of the Audit Committee, continues to evaluate appropriate remediation actions.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, which statements are subject to considerable risks and uncertainties. These forward-looking statements include statements regarding the anticipated restatements of the Company’s consolidated financial statements for the Non-Reliance Periods, including the expected impact of such restatements on the Company’s financial statements, the expected timing of the filing of the Form 10-K, the financial information to be included in the Form 10-K, and the Company’s conclusion that it did not maintain effective internal control over financial reporting and disclosure controls and procedures for the Non-Reliance Periods. Forward-looking statements include all statements that are not solely historical facts and can be identified by terms such as “believe,” “anticipate,” “could,” “estimate,” “expect,” “may,” “should,” or similar expressions. Investors are cautioned not to place undue reliance on these forward-looking statements, which are subject to numerous risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including the risks and uncertainties addressed under the heading “Risk Factors” and elsewhere in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023, and the other filings the Company makes with the Commission from time to time. These forward-looking statements speak only as of the date of this Form 12b-25, and the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date hereof.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ryan C. Wilkins, Esq.	949	725-4115
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See discussion above in Part III.

Harbor Diversified, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2024	By:	/s/ Christine R. Deister
	Its:	Chief Executive Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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